

July 11, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803 Israel

> **Re: Wearable Devices Ltd.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed June 27, 2022**
> **File No. 333-262838**

Dear Mr. Dahan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2022 letter.

Amendment No. 8 to Registration Statement on Form F-1 filed June 27, 2022

Use of Proceeds, page 39

1. We note your disclosure on page 89 that you obtained a written consent from your shareholder Alpha Capital Anstalt to proceed as a "Qualified IPO" in June 2022 in exchange for a cash payment of $300,000 to this shareholder to be paid from the proceeds of your offering. Please revise your use of proceeds disclosure accordingly, including in your prospectus summary.

Beneficial Ownership of Principal Shareholders and Management, page 88

2. We note that Alpha Capital Anstalt purchased an aggregate 1,343,375 shares (and up to an additional 671,688 shares upon exercise of its warrants) pursuant to your share purchase

agreement with Alpha Capital Anstalt dated April 22, 2021, and attached as Exhibit 10.3. Please advise whether Alpha Capital Anstalt should be listed as a beneficial owner of more than 5% of your voting securities.

Related Party Transactions
Share Purchase Agreement with Alpha, page 89

3.   Please file a copy of the written consent you received from Alpha Capital Anstalt in June 2022 as an exhibit to your registration statement. Advise if the cash payment of $300,000 to obtain the written consent was contemplated by your shareholder purchase agreement with Alpha Capital Anstalt filed as Exhibit 10.3.

Lock-up Agreements, page 98

4.   We note your disclosure on page 98 that "In exchange for Alpha's consent to this offering, we agreed to shorten Alpha's lock-up period to 120 days after the consummation of this offering. After a consultation with Aegis Capital Corp., we decided to shorten the lock-up period to 120 days for the rest of the shareholders from the April 2021 financing." Please advise if there is an amendment to Exhibit 10.3 to shorten the lock-up period with Alpha (or a new or amended lock-up agreement with Alpha) and file a copy as an exhibit to your registration statement. Further clarify your reference to the "April 2021 financing." Advise if the "rest of the shareholders" you refer to were party to a single or separate financing agreement(s). Disclose the date and material terms of any such agreement(s). Clarify whether you entered into amendments to the lock-up agreements with each shareholder or advise how the time period was shortened.

5.   Revise your description of the Lock-up Agreements for your offering to include any exceptions thereto, including any "Exempt Issuance" as provided for in your revised underwriting agreement filed as Exhibit 1.1.

Expenses, page 112

6.   We note your disclosure that the cash payment to Alpha Capital Anstalt will "be paid from our proceeds of this offering." Please advise how you determined the "Payment to Alpha" is an offering expense.

Asher Dahan
Wearable Devices Ltd.
July 11, 2022
Page 3

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even